Glenn R. Pollner
Direct: +1 212.351.2333 Fax: +1 212.351.6333 GPollner@gibsondunn.com

July 1, 2013

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:        Mark P. Shuman, Branch Chief – Legal

Re:	Liquid Holdings Group, LLC

Registration Statement on Form S-1

File No. 333-187859

Ladies and Gentlemen:

On behalf of Liquid Holdings Group, LLC, a Delaware limited liability company (the “Company” or “LHG”), we are providing the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the letter from the Staff dated June 28, 2013 in connection with the above-referenced registration statement (the “Registration Statement”). For ease of reference by the Staff in reviewing the responses, we have set forth below each of the numbered comments of your letter and the Company’s response thereto. We have enclosed with the copy of this letter that is being transmitted via hand delivery eight (8) copies, in paper format, of proposed changes to the Registration Statement in response to the Staff’s comments which we anticipate including in Amendment No. 4 to the Registration Statement (“Amendment No. 4”). These pages have been marked to show changes from the filing of Amendment No. 3 to the Registration Statement.

Registration Statement Facing Page

1.	We note that you have not yet complied with our request to provide the computation of your “public float,” calculated in in accordance with paragraph (2) of the definition of “smaller reporting company” contained in Rule 405. Refer to your response to prior comment 6 in your correspondence dated April 11, 2013 and provide this information to confirm your belief that you are appropriately classified as a non-accelerated filer.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company does not anticipate being a “smaller reporting company.” We are supplementally providing the Staff concurrently herewith with the Company’s analysis of its public float. Based on this analysis, the Company expects that its public float will be in excess of $75 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Share Based Compensation, page 69

2.	Disclose why the IPO price increased in comparison to the May 2013 valuations as outlined in your letter dated June 21, 2013. Describe the significant reasons and assumptions that account for the increase. In addition, your response notes events that have taken place since February 2013, however, you state in response to prior comment 3 that “there were no significant events during this period [February 2013 to May 2013] that would suggest a change in the stock value.” Confirm that none of these events occurred before May 2013 or alternatively reconsider the estimated fair value used in that period.

Response: The Company acknowledges the Staff’s comment and advises that Staff the it intends to revise the disclosure contained on page 83 of the prospectus to address the Staff’s comment. The Company also intends to add disclosure on pages 75, 83, 130 and 131 of the prospectus to disclose additional transactions in the Company’s units that have occurred in June 2013. These additional transactions were not conducted on an arm’s length basis, and the Company will incur additional share-based compensation in connection with these transactions in a manner consistent with prior non arm’s length transactions. For the reasons set out below, the Company believes that the fair values used for these and the other transactions since February 2013 were appropriate.

As discussed in our letter to the Staff dated June 21, 2013, since February 2013, the Company has substantially increased its marketing and sales efforts to enable the Company to expand its client base, has successfully integrated new members of its management team and has hired additional key employees to assist in the operations of the Company as well as the implementation of the Company’s business plan.

Specifically, on March 11, 2013 the Company hired Robert O’Boyle as its Executive Vice President and Director of Sales and Marketing and added nine additional employees to work with Mr. O’Boyle from April 8, 2013 to June 17, 2013 to bolster the Company’s sales efforts. In addition, the Company hired a managing director in the finance area and a senior marketing manager on April 8, 2013, an executive vice president to support the growth of the Company’s broker dealer subsidiary on May 2, 2013, and a chief administrative officer on May 20, 2013. These employees are all important to the implementation of the Company’s business plan and operating as a public company; however, they have only very recently begun making significant contributions to the Company’s business and had not yet made meaningful contributions to the Company during the period from February 2013 through June 2013.

More importantly, the Company advises the Staff that it believes that substantially all of any increase in the Company’s valuation at the IPO over the most recent arm’s length transaction in February 2013 and in comparison to the May and June 2013 valuations is dependent on the consummation of the IPO, and will result from the significant benefits the Company expects to accrue as a result of the IPO and becoming a publicly traded company, as noted in our June 21, 2013 letter, and the increased liquidity of the Company’s common stock as a result of being publicly traded. Among other things, the Company is dependent on the proceeds from the IPO to accelerate and fund the implementation and execution of its business plan and believes that the IPO will provide it with a much more competitive marketing position and profile with prospective customers. Absent the IPO, the Company believes its value would be considerably lower.

Financial Statements

Liquid Holdings Group, LLC and Subsidiaries

Notes to Combined Financial Statements

Note 3 – Fair Value Measurements Level 3 Fair Value Measurements Using Significant Unobservable Inputs, page F-21

3.	We note your response to prior comment 5. With regard to your statement, “Although GMA’s books and records provided evidence of cash disbursements for development and software expenses, GMA was unable to provide evidence, such as invoices from consultants indicating the nature of their charges, to substantiate their recognition as either capitalized software costs or as research and development expenses. Accordingly, in accordance with GAAP, these cash disbursements were recorded as capital distributions to GMA’s members for all periods presented.” Please address the following:

•	Please identify the authoritative U.S. GAAP literature which permits, in these circumstances, such disbursements to be recorded as capital distributions to members,

•	Tell us why GMA’s financial statements does not present any capital distributions, and;

•	Request your independent auditors to explain to us how the unavailability of evidence, such as invoices from consultants, impacted their ability to perform an audit in accordance with GAAS.

Response: The Company acknowledges the Staff’s comments. As additional background for the Staff’s benefit, GMA’s financial statements had not been subjected to an audit prior to 2010. In contemplation of presenting and including financial statements of GMA as of December 31, 2011 and 2010 and for each of the years in the two-year period then ended in the Registration Statement pursuant to Rule 3-05 of Regulation S-X, the Company compiled financial information to prepare GMA’s financial statements, including an opening balance sheet as of December 31, 2009 which included certain amounts recorded as capitalized software. The Company advises the Staff that during the audit of the aforementioned financial statements, KPMG LLP, the Company’s independent registered public accounting firm, concluded that there was a lack of sufficient evidence to support certain amounts recorded as either capitalized software costs or as software development expenses in the financial statements. This adjustment was not considered the correction of an error in the financial statements as contemplated by ASC Topic 250, as GMA had not prepared financial statements as of or for any periods prior to 2010. As such, these assets, along with any amortization recorded in 2010, were eliminated from GMA’s balance sheet and statement of operations with a corresponding charge to opening members’ equity. The Company advises the Staff that these disbursements were not made to GMA’s members. As a result, opening members’ equity was adjusted rather than presenting the adjustment as capital distributions in the statements of changes in members’ equity or as an outflow of cash as a financing activity in the statements of cash flows. The Company advises the Staff that it is not aware of any authoritative U.S. GAAP literature which expressly sets forth that these unsubstantiated disbursements be recorded as capital transactions. However, the Company believes that presenting the aforementioned adjustment as capital distributions in the statements of cash flows and statements of changes in members’ equity, or as an expense in the statements of operations could be misleading, as these disbursements were neither made to any of the shareholders nor was there sufficient evidence available to support the amounts as expenses in the statements of operations. The aforementioned lack of sufficient evidence to support amounts recorded as capitalized software costs or as software development expenses gave rise to a material weakness in the Company’s internal control over financial reporting disclosed in the Registration Statement. This material weakness resulted from the lack of internal controls to safeguard and archive records to support amounts recorded in the financial statements. As a result of the lack of audit evidence and this material weakness, KPMG LLP expanded the nature and extent of their audit procedures with regards to amounts recorded in the financial statements as capitalized software or as software development expenses.

Note 5 – Founders’ Contributions, Business Combinations and Asset Acquisitions

LTI, LLC, page F-32

4.	We continue to consider your response to prior comment 7 and have the following additional comments:

•

Tell us why you believe that looking through to “outputs produced by the consolidated group of companies support the determination that LTI was a development stage company.” In this regard, explain why you believe that a market participant would look to the consolidated group. Further, you reference investment rights within your response and your footnote disclosure, however, you have not assigned any value to such rights as part of your purchase price allocation. Please clarify the nature of these rights and indicate whether these are contractual.

•

Revise your disclosure to provide a qualitative description of the factors that make up goodwill. We refer you to ASC 805-30-50-1(a). The fact that goodwill consists of the excess of the purchase price over the tangible assets of the business does not appear to provide a qualitative description.

•

Please tell us how you determined the assumptions that a market participant would use, and what those assumptions would be, in pricing the acquired assets. That is, describe the factors that would incentivize a market participant to acquire the assets outlined on page F-33 for purposes of providing a return in the form of dividends, lower costs, or other economic benefits. Refer to ASC 820-10.

Tell us why you believe that looking through to “outputs produced by the consolidated group of companies support the determination that LTI was a development stage company.” In this regard, explain why you believe that a market participant would look to the consolidated group.

Response: The Company acknowledges the Staff’s comments. In evaluating the LTI acquisition, the Company analyzed whether LTI had the three elements required to be deemed a business pursuant to ASC Topic 805, namely: inputs, processes and outputs. ASC Topic 805 also acknowledges that an integrated set of activities and assets in the development stage might not have outputs. To determine whether LTI was a business, the Company considered the following key factors, including whether:

•	Planned principal operations had begun;

•	Employees, intellectual property, and other inputs and processes were present;

•	A plan to produce outputs was being pursued; and

•	Access to customers that will purchase the outputs could be obtained.

In assessing these factors, the Company advises the Staff that LTI’s principal operations had not yet begun. LTI was devoting substantially all of its efforts to establishing its business and its planned principal operations and at the point of acquisition had not yet produced any revenue which is why it was considered a development stage company. LTI’s inputs consisted of cash and receivables from investments in related entities, and its processes consisted of management of the investment strategies of its members. While LTI had limited inputs and processes, the Company believes that not having extensive inputs, processes, or outputs does not preclude a development stage enterprise to qualify as a business. The Company’s determination that LTI constituted a business focused on LTI’s inputs and processes, and the existence of a plan to produce outputs as part of the consolidated group.

ASC 805-10-55-5 provides that a market participant can replace the missing elements by integrating the acquired group into its own operations. The Company identified missing elements that it determined could be provided by market participants, for example, long-lived assets and employees (including operational processes with an organized workforce inclusive of an accounting department, investment research and analyst department), which were provided by LHG post-acquisition. The Company believes that the missing elements could be easily replicated or obtained and would be considered replaceable by market participants. Market participants, such as strategic buyers, would have been able to also provide this infrastructure that LHG provided post acquisition.

The Company also analyzed LTI’s capability to produce outputs – that is, to generate a return directly for its investors – and determined that LTI was capable of producing outputs such as dividends or capital appreciation. Specifically, through their investment in LTI and the Use of Proceeds Agreement, the Class B members of LTI were contractually entitled to receive equity in a future consolidated group of companies, namely Liquid Holdings Group, LLC (“LHG”). Through the outputs of LHG, LTI would be capable of generating a return to its investors in the form of dividends or capital appreciation. As part of its activities, LTI financed directly and indirectly certain entities in this future consolidated group which became LHG. The Company believes that a market participant would look to the outputs of LHG for a potential return on their investment in LTI and for their relationship with LHG for potential strategic or financial purposes.

Further, you reference investment rights within your response and your footnote disclosure; however, you have not assigned any value to such rights as part of your purchase price allocation. Please clarify the nature of these rights and indicate whether these are contractual.

Response: The Company advises the Staff that the “investment rights” referred to our letter to the Staff dated June 28, 2013 were incorrectly described by the Company in the notes to the consolidated financial statements. The Company advises the Staff that the investment rights that were referenced are contractual and relate to the Use of Proceeds Agreement, as amended on January 19, 2012, between LTI, LLC and Liquid Trading International LLP (now QuantX), which provided the Class B members in LTI, LLC with rights to equity ownership in the Company. This contractual right has value to a market participant, but was not a consideration by the Company in the calculation of goodwill related to LHG’s acquisition of LTI.

Revise your disclosure to provide a qualitative description of the factors that make up goodwill. We refer you to ASC 805-30-50-1(a). The fact that goodwill consists of the excess of the purchase price over the tangible assets of the business does not appear to provide a qualitative description.

Response: The Class B members of LTI were independent of LHG and were strategic investors with industry experience and knowledge about the technology needs of financial brokers. This experience and knowledge, along with their ability to provide and help raise capital and the consolidation of this investor group into the Company, were factors that contributed to the goodwill associated with the LTI acquisition by LHG. Accordingly, the Company intends to amend its disclosure in note 5 to the consolidated financial statements in Amendment No. 4 to the Registration Statement to read—

“The goodwill of $1,515,968 arising from the acquisition consists of the excess of the purchase price over the tangible assets of the business and was attributable to the synergy of consolidating LTI’s remaining receivables and investor group with the Company. The Class B members of LTI were independent, strategic investors with industry experience and knowledge about the technology needs of financial brokers. This experience and knowledge, along with their ability to directly provide and assist in capital raising activities, as well as the consolidation of the investor group with the Company, were factors that contributed to the goodwill associated with this acquisition. The goodwill is not deductible for corporate income tax purposes as this was a tax free exchange.”

Please tell us how you determined the assumptions that a market participant would use, and what those assumptions would be, in pricing the acquired assets. That is, describe the factors that would incentivize a market participant to acquire the assets outlined on page F-33 for purposes of providing a return in the form of dividends, lower costs, or other economic benefits. Refer to ASC 820-10.

Response: In determining market participants for purposes of measuring the fair value of assets and liabilities, the Company considered both strategic and financial buyers. Strategic buyers would be engaged in the same or related businesses and are likely peer companies or competitors such as financial institutions, investment companies, technology companies or private equity groups with portfolio companies in such related industries who sell to the financial services industry. Financial buyers would include individual investors, private equity and venture capital investors, and institutional investors.

The Company believes that a market participant that is a strategic buyer would have been incentivized to pursue the acquisition of LTI as a means of benefiting from the contractual right under the Use of Proceeds Agreement to receive equity in LHG and an entry into a relationship with LHG to integrate or build a technology platform in the brokerage trading space. In addition, the Company believes that a market participant that is a strategic buyer would have been incentivized to acquire the assets of LTI due to the access it would gain to the industry experience of the members of LTI, the members’ knowledge of technology products in the marketplace comparable to those of the Company, their ability to raise capital in the financial operations technology industry as well as the strategic relationship a strategic buyer would gain with the Company and other entities through LTI’s members.

The Company believes that a market participant that is a financial buyer would be incentivized to acquire the assets of LTI as they could look to the ability of LTI to provide and raise capital as a platform for building a portfolio of investments, or as a building block for strategic relationships with the Company which financial buyers such as financial institutions or venture capitalists could benefit from. In addition, a financial buyer would also benefit from the contractual right under the Use of Proceeds Agreement to receive equity in the Company.

In addition, a market participant (strategic or financial) could invest separately in LTI and explore other technology platforms that would provide an opportunity for providing dividends and capital appreciation. LTI was not limited to only conducting business with or investing with the Company.

Exhibits

5. It appears that the Use of Proceeds Agreement between LTI, LLC and Liquid Trading International, LLP, as amended and the LLC Operating Agreement of LTI, LLC,

as amended, should be filed as exhibits pursuant to Item 601(b)(2) of Regulation S-K. Having reviewed these documents, we believe that a full understanding of the transactions undertaken in preparing for this offering, including but not limited to, the valuation of the company’s units as January 10, 2012, would be facilitated by investor access to such documents. Please file each agreement, along with all amendments and restatements thereto, as exhibits or advise.

Response: The Company acknowledges the Staff’s comment and advises the Staff that concurrently with the filing of Amendment No. 4, the Company will file the Use of Proceeds Agreement between LTI, LLC and Liquid Trading International, LLP, and amendments thereto, and the LLC Operating Agreement of LTI, LLC, and amendments thereto, as Exhibits 10.26 and 10.27, respectively.

* * *

We hope the foregoing answers are responsive to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me by telephone at (212) 351-2333.

Sincerely,

/s/ Glenn R. Pollner
Glenn R. Pollner

cc:

Brian Storms, Liquid Holdings Group, LLC

Kenneth Shifrin, Liquid Holdings Group, LLC

Jose Ibietatorremendia, Liquid Holdings Group, LLC

Karl E. Ruhry, KPMG LLP

Edward F. Petrosky, Sidley Austin LLP

James O’Connor, Sidley Austin LLP

Edwin O’Connor, Gibson, Dunn and Crutcher LLP